April 15, 2010

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE (Mail Stop 4720)

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Nolan:

As we indicated in our correspondence dated April 12, 2010, we are currently working to determine whether one of BNY Mellon’s custody systems being used in London erroneously recorded deposits and overdrafts net for the quarter ended September 30, 2008. We expect to file a subsequent response with our findings on or before April 26, 2010.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller, at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

One Wall Street, New York, N.Y. 10286